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The Royal Bank of Scotland Group plc 36 St Andrew Square Edinburgh EH2 2YB

Your ref		10 August 2015
Our ref	DOCS/EDN/RBG001.00232

Dear Sirs

We have acted as solicitors in Scotland for The Royal Bank of Scotland Group plc (the Company) in connection with (i) the Underwriting Agreement dated as of 31 July 2015 (the Base Underwriting Agreement) between you and certain underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company $2,000,000,000 aggregate principal amount of its 7.500% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (Callable 10 August 2020 and every five years thereafter) (the 2020 Notes) and $1,150,000,000 aggregate principal amount of its 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (Callable 10 August 2025 and every five years thereafter) (the 2025 Notes, and, together with the 2020 Notes, the Notes), and (ii) the Pricing Agreement dated as of 5 August 2015 (the Pricing Agreement and, together with the Base Underwriting Agreement, the Underwriting Agreement).

The Notes are to be issued pursuant to a Contingent Convertible Securities Indenture dated as of 10 August 2015 (the Base Indenture), as supplemented by the First Supplemental Indenture with respect to the 2020 Notes dated as of 10 August 2015 (the First Supplemental Indenture) and the Second Supplemental Indenture with respect to the 2025 Notes dated as of 10 August 2015 (the Second Supplemental Indenture and, together with the First Supplemental Indenture, the Supplemental Indentures and together with the Base Indenture and the First Supplemental Indenture, the Indenture), in each case between the Company and The Bank of New York Mellon, London Branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

UK - 208208949.3

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On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the present laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America, and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP dated 10 August 2015, to be filed on Form 6-K concurrently with this opinion. Subject to the exceptions specified in Section 1.12 of the Indenture, the laws of the State of New York are the chosen governing law of the Notes, and we have assumed that the Notes (other than the terms governed by Scots law in accordance with those exceptions) constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Donald Cumming

Partner, for and on behalf of CMS Cameron McKenna LLP

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